VIA EDGAR AND FACSIMILE
August 11, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Ryan Rohn, Staff Accountant
Ryan Houseal , Attorney-Advisor
Katherine Wray, Attorney-Advisor

Re:	Infosys Technologies Limited
Form 20-F for the fiscal year ended March 31, 2010
Filed April 30, 2010
File No. 000-25383
Ladies and Gentlemen:
Infosys Technologies Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated August 2, 2010 (the “Comment Letter”), which included comments related to our filing on April 30, 2010 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Annual Report”).
To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our responses.
Form 20-F for the fiscal year ended March 31, 2010 filed on April 30, 2010
Notes to the Consolidated Financial Statements
Note 1.6 Revenue recognition
1.	You disclose that software development and related services arrangements are accounted for either on a fixed-price, fixed-time frame or time and material basis. You further disclose that revenue from fixed-price, fixed-time frame arrangements is recognized on the percentage-of-completion method. However, you also disclose in the third paragraph that for “arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components”. Please tell us how you recognize revenue separately for each of these three elements when accounted for within the percentage-of-completion method which would generally allow for the separate transactions being dealt with together.

We respectfully acknowledge the Staff’s comment and note that in arrangements for software development and related services and maintenance services, we have applied the guidance in IAS

18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. These arrangements generally meet the criteria for considering software development and related services and maintenance services as separately identifiable components. For allocating the consideration between these components, we have measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value.

We respectfully submit to the Staff that we generally enter into contracts for software development, and that these contracts do not typically include maintenance services. Further, we also enter into contracts for providing services, other than software development, together with maintenance services for which fair values of each of the individual components have been established based on standalone selling prices. In these contracts, revenue on the services component is recognized using the percentage-of-completion method and revenue for the maintenance services component is recognized ratably over the term of the underlying maintenance arrangement. Additionally, we respectfully submit to the Staff that contracts having a combination of software development and related services are infrequent and are not a source of material revenue to the Company.

2.	Please explain how you account for and value the maintenance services element for each of the arrangements where such services may be linked together with other elements. See paragraph 13 of IAS 18.

We respectfully acknowledge the Staff’s comment and submit to the Staff that we typically provide maintenance services either as a separate element or bundled with arrangements to deliver software products or services other than software development. We recognize revenues on separate maintenance contracts ratably over the term of the underlying maintenance arrangement on the basis of contract prices. For maintenance services in bundled arrangements, revenue for the maintenance services component is valued using the standalone renewal rates for such services and is recognized ratably over the term of the underlying maintenance arrangement. The renewal rates for maintenance are substantive and are reflective of the standalone prices at which maintenance contracts are renewed.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results for Fiscal 2010 compared to Fiscal 2009
3.	We note that you present your industry segment profit as a percentage of industry segment revenue but do not provide a discussion of the underlying reasons for the material changes. In addition, your discussion of the decline in revenues in your Europe geographic segment does not address the causes and whether there are any material trends which may impact future results. The decline appears to be reflected in part in your discussion of the loss of European telecom customers included in your industry segment discussion. Please explain the causes and trends that may be present and tell us how you considered providing this discussion. Refer to Financial Reporting Release 501.06.a. Similar concerns apply to your discussion of results for fiscal 2009 compared to fiscal 2008.

We respectfully acknowledge the Staff’s comment and recognize that one of the principal objectives of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of a company’s Annual Report is to give the investor an opportunity to view the company through the eyes of management by providing both a short and long-term analysis of the business of the company. To meet this objective, we have identified and disclosed below the segment information which is necessary for an understanding and evaluation of the business of our Company.
We respectfully submit our response to the Staff’s comments in this regard as follows:
(i) Discussion on industry segment profits
We have provided below the industry segment profits as a percentage of industry segment revenue.
The following table sets forth the changes from fiscal 2009 to fiscal 2010 in our industry segment profit as a percentage of industry segment revenue.

Industry Segments	Fiscal 2010	Fiscal 2009	Change
Financial services	35.1%	32.0%	3.1%
Manufacturing	30.5%	30.9%	(0.4)%
Telecommunication	39.6%	37.0%	2.6%
Retail	33.8%	32.5%	1.3%
Others including utilities, logistics and services	34.1%	33.6%	0.5%
We respectfully submit that an analysis of changes in industry segment operating profit as a percentage of industry segment revenue has not been presented in our 2010 Annual Report since those did not differ materially between fiscal 2009 and fiscal 2010, as reflected in the table above.
To further clarify the above statement, we have set forth below a table showing the changes in the total industry segment expenses (identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue.

Industry Segments	Fiscal 2010	Fiscal 2009	Change
Financial services	64.9%	68.0%	(3.1)%
Manufacturing	69.5%	69.1%	0.4%
Telecommunication	60.4%	63.0%	(2.6)%
Retail	66.2%	67.5%	(1.3)%
Others including utilities, logistics and services	65.9%	66.4%	(0.5)%
The table above illustrates that the changes in industry segment profit percentages are in line with changes in total industry segment expenses (identifiable operating expenses and allocated expenses). The underlying reasons for the overall change in expenses have also been discussed in detail in the MD&A section of our 2010 Annual Report. As such, based on the fact that we have included a separate discussion on the material changes in expenses from period to period, a discussion regarding changes in industry segment operating profit was not included in the MD&A section of our 2010 Annual Report.
However, the Company respectfully submits that, in our future submissions of periodic reports with the

Commission, including our Quarterly Reports on Form 6-K, the Company will provide a brief explanation for material changes in industry segment profit as a percentage of industry segment revenue from period to period.
(ii) Discussion on Europe geographic segment revenue and material trends impacting future results
The following table sets forth the changes from fiscal 2009 to fiscal 2010 in revenues in Europe geographic segment.

	Percentage of revenues
Geographic Segment	Fiscal 2010	Fiscal 2009	Change
Europe	23.0%	26.4%	(3.4)%
Further, we have presented below the same information in relation to revenues from the Europe geographic segment in constant currency terms for fiscal 2010 vis-à-vis the reported numbers for fiscal 2009.

	Percentage of revenues
	Fiscal 2010 (in	Fiscal 2009 (as
Geographic Segment	constant currency)	reported)	Change
Europe	23.5%	26.4%	(2.9)%
We respectfully submit to the Staff that, the above two tables illustrates that the decline in revenues in the Europe geographic segment is partially due to foreign currency exchange rate fluctuations. Further, as indicated in the industry segment information, the decline in revenues in the Europe geographic segment is also partly attributable to a decrease in business from clients in the telecommunications industry in Europe. We respectfully submit to the Staff that the Company’s management has concluded that the fluctuations discussed above are within the ordinary course of business and are not considered to be material or indicative of a trend. Consequently, we have not provided any additional explanations for the changes in the MD&A section of our 2010 Annual Report.
Further, a specific explanation has been provided in the discussion on industry segments with regard to the decline of revenue from the telecommunication segment, namely, that the decline is primarily due to a decrease in revenues from clients in Europe. However, the decline in revenues in the Europe geographic segment was not solely attributable to a decrease in revenues from clients in the telecommunications industry; hence a specific reference to such decline was not included in the geographic segment revenue analysis.
Additionally, we respectfully submit to the Staff that except as otherwise disclosed in our 2010 Annual Report, we do not foresee any material trends in the Europe geographic segment that are likely to impact future results of operations in that segment, and, as such, no additional disclosures have been made in that regard.
However, the Company respectfully submits that, in our future submissions of periodic reports with the Commission, including our Quarterly Reports on Form 6-K, the Company will consider including more details regarding material changes in geographic segment revenue from period to period.

(iii) Discussion on segment results for fiscal 2009 compared to fiscal 2008
We respectfully acknowledge the Staff’s comments with respect to industry segment profit and geographic segment revenues for fiscal 2009 as compared to fiscal 2008. We respectfully submit the following tables on industry segment profits and geographic segment revenues for fiscal 2009 and fiscal 2008, including the changes thereto. Please note that we believe that the Company has provided explanations in the MD&A section of our 2010 Annual Report for all material changes as may be required for a proper understanding of our business.
The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2009 and fiscal 2008, as well as the changes from period to period:

Industry Segments	Fiscal 2009	Fiscal 2008	Change
Financial services	32.0%	30.9%	1.1%
Manufacturing	30.9%	28.1%	2.8%
Telecommunication	37.0%	35.6%	1.4%
Retail	32.5%	30.1%	2.4%
Others including utilities, logistics and services	33.6%	31.0%	2.6%
We respectfully submit that an analysis of changes in industry segment operating profit as a percentage of industry segment revenue has not been presented in the MD&A section of our 2010 Annual Report since those did not differ materially between fiscal 2008 and fiscal 2009, as reflected in the table above, and that an understanding of any changes in the profitability of our business has been presented in detail in the discussion of changes in expenses between the periods presented.
However, the Company respectfully submits that, in our future submissions of periodic reports with the Commission, including our Quarterly Reports on Form 6-K, the Company will consider including more details regarding material changes in industry segment profit from period to period.
The following table sets forth our revenues by geographic segments for fiscal 2009 and fiscal 2008, as well as the changes from period to period:

	Percentage of Revenues
Geographic Segments	Fiscal 2009	Fiscal 2008	Change
North America	63.2%	62.0%	1.2%
Europe	26.4%	28.1%	(1.7)%
India	1.3%	1.3%	—
Rest of the World	9.1%	8.6%	0.5%
We respectfully submit that an analysis of changes in segment revenue has not been presented in the MD&A section of our 2010 Annual Report since those did not differ materially between fiscal 2008 and fiscal 2009, as reflected in the table above.
However, the Company respectfully submits that, in our future submissions of periodic reports with the Commission, including our Quarterly Reports on Form 6-K, the Company will consider including more details regarding material changes in geographic segment revenues from period to period.

Quantitative and Qualitative Disclosures about Market Risk
Exchange rate risk
4.	We note that your functional currency is the Indian rupee and for fiscal 2010, 2009 and 2008, U.S. dollar denominated revenues represented 73.3%, 71.1% and 69.5% of total revenues, respectively. However , it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 11 of Form 20-F. Please tell us how you considered providing one of the three alternatives under Item 11 of Form 20-F showing the effect of foreign currency exchange risk.

We respectfully submit to the Staff that we have chosen alternative 1 provided by Item 11 of Form 20-F to present the quantitative disclosures about market risk. We would like to bring the following points to the kind attention of the Staff.
a)	Instruction to Item 11 of Form 20-F states that in responding to Item 11, an issuer need not repeat information contained in financial statements that comply with IFRS as issued by IASB.

b)	Item 11 (a)(1) of Form 20-F states that a registrant may chose any disclosure alternative from among the three alternatives for each risk exposure category within the “trading” and “other than trading” portfolios.

c)	General Instruction 3.C(ii) to Items 11(a) and 11(b) of Form 20-F states that “trade accounts receivable and trade accounts payable need not be considered as other financial instruments when their carrying amounts approximate fair values.”
The following table provides the requirements under alternative 1 prescribed by Item 11 of Form 20-F:
Requirements under alternative 1 of Item 11(a)(1)(i)
(A)	(1) Tabular presentation of information related to market risk sensitive instruments; such information shall include fair values of the market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments, categorized by expected maturity dates.

(2) Tabular information relating to contract terms shall allow readers of the table to determine expected cash flows from the market risk sensitive instruments for each of the next five years. Comparable tabular information for any remaining years shall be displayed as an aggregate amount.

(3) Within each risk exposure category, the market risk sensitive instruments shall be grouped based on common characteristics. Within the foreign currency exchange rate risk category, the market risk sensitive instruments shall be grouped by functional currency and within the commodity price risk category; the market risk sensitive instruments shall be grouped by type of commodity.

(B)	Registrants shall provide a description of the contents of the table and any related assumptions necessary to understand the disclosures required under paragraph (a)(1)(i)(A) of this Item 11;
We respectfully submit to the Staff that the Company is an issuer that prepares its financial statements in accordance with IFRS as issued by the IASB, and that all the required information has been provided in Note 2.7, Financial Instruments, under Item 18 of our 2010 Annual Report. The details of the same are given below.
As per the definitions of categories of financial instruments provided in IAS 39, Financial Instruments: Recognition and Measurement, paragraph 9, held for trading category comprises of derivative financial instruments which are not designated as hedges. All other financial instruments would be treated as “other than for trading purposes.” We have identified in our “Significant Accounting Policies” the instruments which fall under the respective categories in Note 1.11 Financial Instruments under Item 18 of our 2010 Annual Report.

Cross reference to notes
in the financial
		Cross reference to notes in	statements for
		the financial statements	instruments other than
		for instruments held for	for trading purposes (All
	Requirements of	trading (Derivative	other financial
Sl. No.	Alternative 1 of Item 11	financial instruments)	instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 18.	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 18.

2.	Contract terms to determine future cash flows, categorized by expected maturity terms	Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of the Balance Sheet date. We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 18, table giving details in respect of outstanding foreign exchange forward and option contracts.	Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non Current Financial Assets:

Prepayments and Other Assets — Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 18). Hence we have not made any additional disclosures for the maturity of non-

Cross reference to notes
in the financial
		Cross reference to notes in	statements for
		the financial statements	instruments other than
		for instruments held for	for trading purposes (All
	Requirements of	trading (Derivative	other financial
Sl. No.	Alternative 1 of Item 11	financial instruments)	instruments)
current financial assets. Financial Liabilities:
Refer to Section “Liquidity Risk” under Note 2.7 of Item 18, table containing the details regarding the contractual maturities of significant financial liabilities as of the Balance Sheet date.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.	We have categorized in broader categories of less than 1, 1-2, 2-4 and 4-7 years as the values for each year are not significant and it would not provide any additional information to the users.

4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled:
Financial Risk Management under Note 2.7, Financial Instruments, under Item 18; table analyzing the foreign currency risk from financial instruments as of the Balance Sheet date.

5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.7, Financial Instruments, under Item 18 have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.7, Financial Instruments, under Item 18 have explanatory headings and the necessary details to understand the information contained in the tables.
Further, we respectfully submit to the Staff that none of the derivative instruments that we hold qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Subsequent to initial recognition, derivative instruments are measured at fair value through profit or loss. As a result of the above treatment, the Company does not believe that the information on weighted average settlement prices of forward contracts and weighted average strike price of options is useful to investors and accordingly has not provided such information.

In addition, we respectfully submit to the Staff that we will, in our future submissions of periodic reports to the Commission, including our Quarterly Report on Form 6-K, provide cross references to the note number in the financial statements which relate to Quantitative and Qualitative Disclosures of Market Risk and explicitly state the alternative chosen for disclosures under Item 11 of Form 20-F.

5.	In view of your multiple foreign currency exchange rate risks as disclosed under “Components of Market Risk” please tell us how you have complied with Instruction 3.E under Item 11(a)(1)(ii) of Form 20-F.

We respectfully submit to the Staff that, as mentioned above, the information on quantitative disclosure about market risk has been provided by the Company as per the requirements of alternative 1 under Item 11 of Form 20-F. Instruction 3.E under Item 11(a)(1)(ii) of Form 20-F is applicable for disclosures made under alternative 2 of Item 11. We therefore respectfully submit to the Staff that Instruction 3.E under Item 11(a)(1)(ii) of Form 20-F is not applicable to the Company.

6.	We note that you now have an investment in mutual fund units as of March 31, 2010, as disclosed in Note 2.2. We further note your investment in shares of OnMobile Systems Inc., USA. Tell us how you considered providing quantitative and qualitative disclosures related to equity price risk. Refer to Item 11 of Form 20-F.

We respectfully submit to the Staff that our investment in liquid mutual fund units comprises solely of debt instruments. Consequently, we do not foresee any equity price risks for our investments in these liquid mutual fund units.

Further, we respectfully submit to the Staff that the details on investments in shares of OnMobile Systems Inc., USA have been provided under Note 2.2, Available-for-Sale Financial Assets, under Item 18 of our 2010 Annual Report. In addition, as the cost of this investment is less than $1 million, as stated in the table for Investments in unlisted equity instruments under Note 2.2, Available-for-Sale Financial Assets, under Item 18, the Company does not anticipate an adverse impact on its future earnings because of a possible impairment. Additionally, we respectfully submit to the Staff that the unrealized gain recognized in equity for changes in fair value, to the extent of $6 million for the year ended March 31, 2010, is not expected to affect our future earnings materially. Consequently, the Company does not believe there is any material equity price risk in connection with the investment in OnMobile Systems Inc., USA.
Acknowledgment
In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852-0440, or by facsimile at +91-80-2852-0754, or Samuel Mani Kallupurakal at +91-80-4116-7419 or by facsimile at +91-80-4110-2554.

Sincerely,
/s/ S. Gopalakrishnan
S. Gopalakrishnan
Chief Executive Officer Infosys Technologies Limited

cc:	V. Balakrishnan, Chief Financial Officer, Infosys Technologies Limited
Samuel Mani Kallupurakal, Head of Legal, Infosys Technologies Limited
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.